Exhibit (h)(22)

September 17, 2008

Mr. J. Michael Parish

Chairman, Board of Trustees

Forum Funds

Two Portland Square

Portland, Maine 04101

Re: Contractual Waivers and Reimbursements

Dear Mr. Parish:

Brown Investment Advisory Incorporated (the “Advisor”) agrees to waive its investment advisory fee and reimburse expenses as necessary to ensure that total annual operating expenses for Brown Advisory Growth Equity Fund A Shares and Brown Advisory Value Equity A Shares do not exceed 1.60%, Brown Advisory Small-Cap Value Fund A Shares and Small-Cap Growth A Shares do not exceed 1.85%, Opportunity Fund Institutional Shares do not exceed 1.50%, and Opportunity Fund A Shares do not exceed 1.70%. In addition, the Advisor has agreed to waive the investment advisory fee of .50% for the Maryland Bond Fund. Each of these Funds is a series of the Forum Funds (the “Trust”).

This agreement can only be terminated or amended upon the approval of the Trust’s Board of Trustees and is automatically terminated if the Advisor is no longer a service provider to the Fund. Unless otherwise amended or terminated, this agreement will terminate on October 1, 2009.

Very truly yours,

Brown Investment Advisory Incorporated

By:	/s/ David M. Churchill
David M. Churchill
Chief Financial Officer